São Paulo, March 18, 2014.

To

BRF S.A.

Rua Hungria, 1400

01455-000 São Paulo-SP

A/c:     Investor Relations Office

Mr. Augusto Ribeiro Junior

Dear Sirs,

Tarpon Resource Management SA ("Tarpon"), pursuant to CVM Instruction 358, Art. 12 , reports that the number of common shares of BRF SA ("Company") held by investment funds and portfolios under the management of Tarpon (" Funds ") reached 88,732,385 , representing 10.17 % of total common shares issued by the Company . The Funds participate in the election of members of the Board of Directors. The Funds are not holders of warrants or other subscription rights or options to purchase shares of the Company and there is no agreement regulating the exercise of voting rights or the purchase and sale of shares of such funds and portfolios are party.

Regards,

______________________________

Tarpon Gestora de Recursos S.A.